ZEV VENTURES, INC.

September 8, 2015

Via Edgar

Re:        Zev Ventures, Inc.

Registration Statement on Form S-1

Filed June 26, 2015

File No. 333-205271

After Careful Consideration and To Whom It May Concern:

This letter shall serve as a reply to your letter correspondence, dated August 28, 2015 concerning Zev Ventures, Inc. and the registration statement on Form S-1 referenced above (the “Company”).

General

1.	We note your response to our prior comment 2 and reissue in part. Please reconcile your response that “[g]iven the nature of [y]our business [you] believe [y]our operations and assets are more than sufficient to be deemed greater than nominal” with your disclosure on page 15 that “Zev Ventures, Inc. has nominal revenues to date, and has only limited cash on hand.” In addition please further explain the nature of these revenues, as we note that your interim financial statement review report on page 46 states that you “ha[ve] not established a source of revenue . . . .”

It is still our contention that our operations and assets are more than sufficient to be greater than nominal as we have established an inventory and begun ticket sales. As such, we have corrected the statement on page 15. The auditor has reviewed the file and submitted a new report removing the statement that we have not established a source of revenue.

2.	2. A currently dated consent of the independent registered public accountant should be included as an exhibit in your next amendment to the Form S-1 registration statement.

We have included a currently dated consent of the independent registered public accountant as an exhibit to this amended filing.

3.	We note certain sections of your filing have not been updated for the most recent interim period ended June 30, 2015. In this regard, disclosures on pages 2, 6, 11, 20, 22 and 24are for the interim period ended March 31, 2015. Please be advised this is not meant to be an exhaustive list. Please update the relevant sections of your filing accordingly.

We have updated the management discussion and analysis and other instances that did not reference the period ending June 30, 2015, generally to reflect current financial statements.

ZEV VENTURES, INC.

Executive Compensation, page 22

4.	Please reconcile the name of the CEO in the Summary Compensation Table with the name of the CEO found elsewhere in the prospectus.

We have corrected the name to be Zev Turetsky.

Certain Relationships and Related Transactions, page 23

5.	Please tell us why you have removed the disclosure from this section regarding your shareholder loans. In this regard, we note your disclosure on page 47 that your total liabilities consist of a $15,648 loan from a related party. We also note disclosure of related party loans from Mr. Zev Turetsky in Note 6 on page 44.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Zev Turetsky
Zev Turetsky
Chief Executive Officer

cc:          William Eilers, Eilers Law Group, P.A.